RETAIL OPPORTUNITY INVESTMENTS CORP.

July 11, 2013

VIA EDGAR AND FEDEX

Mr. Daniel L. Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Retail Opportunity Investments Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-33749

Dear Mr. Gordon:

On behalf of Retail Opportunity Investments Corp. (the "Company"), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), received by letter dated June 28, 2013 (the "June 28 Letter"), with respect to the Company's Form 10-K for the year ended December 31, 2012 (the "Form 10-K").

For the Staff’s convenience, the responses to the Staff's comments are set out in the order in which the comments were set out in the June 28 Letter and are numbered accordingly. The text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the year ended December 31, 2012 filed February 27, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Report of Operating Results, page 32
1.	Please tell us why you have not added back bargain purchase gains to arrive at Funds from Operations. These gains are related to the purchase of properties.

In response to the Staff's comments, the Company notes that in presenting funds from operations, or FFO, the Company is following the standard definition of FFO as set forth in the "White Paper" published by the National Association of Real Estate Investment Trusts ("NAREIT"), which defines FFO as "net income attributable to common stockholders (determined in accordance with GAAP) excluding gains or losses from debt restructuring, sales of depreciable property, and impairments, plus real estate related depreciation and amortization, and after adjustments for partnerships and unconsolidated joint ventures."  As disclosed in the Form 10-K, the Company recorded bargain purchase gains in the amount of $3,864,145 for year ended December 31, 2012.  As disclosed in the Company's periodic filings, the Company makes real estate-related debt investments where the primary focus is to capitalize on opportunities to acquire control positions that will enable the Company to obtain the underlying property should a default occur. The Company's bargain purchase gains are primarily associated with these types of investments. The Company does not believe that any of theses transactions are of the type that under the White Paper should be excluded from net income in arriving at FFO.

Results of Operations, page 33
2.
We note that you define operating income as operating income generated from the Company’s consolidated operating properties (net of depreciation and amortization). Since operating income is a GAAP financial measure presented in your financial statements, in future filings please revise your disclosure to distinguish your GAAP financial measure from your non-GAAP financial measure. Also, revise in future filings to include all of the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures, including a reconciliation of your non-GAAP financial measure to the most directly comparable GAAP financial measure. Since same-store operating income is disclosed, the reconciliation should break out same store. Please provide us with your proposed disclosures.

In response to the Staff's comment, in future filings, the Company will distinguish between operating income, as a GAAP financial measure, and a non-GAAP financial measure which in future filings the Company expects to refer to as "property operating income." In addition, the Company will expand the disclosure in future filings to include a reconciliation of property operating income to operating income and will address same-store results in such reconciliation.  The Company expects this disclosure to be substantially along the following lines:

"Property operating income is a non-GAAP financial measure of performance. We define property operating income as operating revenues (base rent and recoveries from tenants), less property and related expenses (property operating expenses and property taxes). Property operating income excludes general and administrative expenses, mortgage interest income, depreciation and amortization, acquisition transaction costs, interest expense, gains and losses from property acquisitions and dispositions, equity in earnings from unconsolidated joint ventures, extraordinary items, tenant improvements and leasing commissions. Other REITs may use different methodologies for calculating property operating income, and accordingly, our property operating income may not be comparable to other REITs.

Property operating income is used by management to evaluate and compare the operating performance of our properties, to determine trends in earnings and to compute the fair value of our properties as this measure is not affected by the cost of our funding, the impact of depreciation and amortization expenses, gains or losses from the acquisition and sale of operating real estate assets, general and administrative expenses or other gains and losses that relate  to our ownership of our properties.  We believe the exclusion of these items from net income is useful because the resulting measure captures the actual revenue generated and actual expenses incurred in operating our properties as well as trends in occupancy rates, rental rates and operating costs.

Property operating income is a measure of the operating performance of our properties but does not measure our performance as a whole. Property operating income is therefore not a substitute for net income or operating income as computed in accordance with GAAP.

The table below provides a reconciliation of operating income in accordance with GAAP with property operating income for the years ended December 31, 2012, 2011 and 2010.

		Period ended December, 31:
		2012	2011	2010

Operating income (loss) for period (per GAAP)		$11,553,788	$4,954,954	$(5,313,536)
Plus:	Depreciation and amortization	29,074,709	21,264,172	6,080,571
	General & administrative expenses	13,058,608	9,801,233	8,381,358
	Acquisition transaction costs	1,347,611	2,290,838	2,635,675
Less:	Mortgage interest	(1,106,089)	(1,908,655)	(1,068,960)
Property operating income for period		$53,928,627	$36,402,542	$10,715,108
"
When disclosing same-store properties operating income, operating income for properties owned during the entirety of the current period and the prior year comparative period, the same calculation methodology will be presented, along with disclosure of the number of properties that qualify as same-store properties, for the respective reporting period.

Liquidity and Capital Resources, page, 36
3.
In future filings, please discuss your dividends and distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the dividends and distributions for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the dividends and distributions. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from divestitures of properties, proceeds from equity offerings etc.

In response to the Staff's comment, the Company will provide the requested disclosure in future filings.

Contractual Obligations, page 39
4.
In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

In response to the Staff's comment, in future filings, the Company will revise the footnotes to the Contractual Obligations table to explain the interest component of the mortgage notes payable line item and to explain how interest is determined under the Company's term loan and credit facility or other variable interest loans.  The following is an example of the disclosure the Company would expect to add in the footnotes to the table in future filings:

"For the purpose of the above table the Company has assumed that borrowings under the loan agreements bear interest at the average interest rate on the term loan and credit facility during the twelve months ended December 31, 2012 which was 1.8%.  Borrowings under the term loan and credit facility bear interest at a rate equal to an applicable rate based on the credit rating level of the Company, plus, as applicable, (i) a LIBOR rate determined by reference to the cost of funds for dollar deposits for the relevant period, or (ii) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the rate of interest announced by KeyBank, National Association as its "prime rate," and (c) the Eurodollar Rate plus 1.00%."

5.
Please reconcile the amount of operating lease obligations disclosed in your tabular presentation of contractual obligations to the amount of lease commitments disclosed in note 11 to the financial statements.

In response to the Staff's comment, in future filings, the Company will include the operating lease obligations in the "Commitments and Contingencies" note in the Company's consolidated financial statements.

*           *           *           *           *

In regards to the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (858) 255-4925 (telephone) or Jay L. Bernstein, Esq. of Clifford Chance US LLP, counsel to the Company, at (212) 878-8527 (telephone).

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Michael B. Haines
Michael B. Haines
Chief Financial Officer

cc:

Stuart A. Tanz
Jay L. Bernstein, Esq.
Jorge L. Bonilla